Filed pursuant to General Instruction II.L
of Form F-10; File No. 333-142770
This prospectus supplement, together with the short form base shelf prospectus dated May 23, 2007, to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into the prospectus, as amended and supplemented, constitutes a public offering of these securities only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

PROSPECTUS SUPPLEMENT NO. 11 DATED JUNE 22, 2007
(To the Short Form Base Shelf Prospectus dated May 23, 2007)
Secondary Offering
NEUROCHEM INC.
567,336 Common Shares
We previously filed a prospectus relating to the periodic resale of common shares (the “Common Shares”) of Neurochem Inc. (“Neurochem,” the “Company,” or “we”) issuable upon conversion of the Senior Convertible Notes (as defined in the prospectus) and the Junior Convertible Notes (as defined in the prospectus), upon exercise of the Warrants (as defined in the prospectus) and as damages for failure to deliver Common Shares upon conversion of the Senior Convertible Notes and the Junior Convertible Notes, in Canada and the United States by the Selling Shareholders (as defined in the prospectus) during the 25-month period that the short form base shelf prospectus, including any amendments thereto, remains valid. See “Our Business — Recent Developments — Private Placement of Senior Convertible Notes, Junior Convertible Notes and Warrants” in the prospectus. Neurochem has agreed in the Registration Rights Agreement (as defined in the prospectus) to bear all fees and expenses in connection with the registration and sale of the Common Shares by the Selling Shareholders. See “Plan of Distribution” in the prospectus. The Common Shares are listed on The Nasdaq Global Market (“NASDAQ”) under the symbol “NRMX” and on the Toronto Stock Exchange (“TSX”) under the symbol “NRM”.
Certain risk factors should be considered by prospective investors in connection with an investment in the Common Shares. See “Risk Factors” in the prospectus.
Neither the Securities and Exchange Commission of the United States (the “SEC”) nor any state securities regulator has approved, disapproved or otherwise passed upon the Common Shares offered hereby or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offence.
Neurochem is filing this prospectus supplement to qualify the distribution of Common Shares to be sold in Canada by the Specified Selling Shareholders (as defined in this prospectus supplement) pursuant to the conversion into Common Shares of the full outstanding balance of Junior Convertible Notes. On June 15, 2007, the Company gave notice of mandatory conversion of the full outstanding principal amount of Junior Convertible Notes at a conversion price equal to the lesser of US$12.68 and the arithmetic average of the daily volume-weighted average trading price of the Common Shares on NASDAQ for each of the five days in the five trading day period beginning on June 15, 2007, subject to a minimum conversion price of US$9.00. As a result, we will issue an aggregate of 567,336 Common Shares to the Specified Selling Shareholders. This prospectus supplement relates to the resale of such Common Shares.
Neurochem is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement in accordance with Canadian disclosure requirements, which are different from those of the United States. Neurochem prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements prepared in accordance with generally accepted accounting principles of the United States (“US GAAP”). A supplemental Note to Neurochem’s audited consolidated financial statements sets forth the principal differences between Canadian GAAP and US GAAP as they relate to Neurochem’s business.
The ability of United States investors to enforce civil liabilities under United States federal securities laws may be affected adversely because Neurochem is incorporated under the laws of Canada, most of its officers and directors and most of the experts named in this prospectus supplement are Canadian residents, and most of Neurochem’s assets and the assets of said persons are or may be located outside the United States.
The Specified Selling Shareholders are incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada. Although the Specified Selling Shareholders have appointed Goodmans LLP at 250 Yonge Street, Suite 2400, Toronto, Ontario, M5B 2M6, as its agent for service of process in Canada, it may not be possible for investors to collect from the Specified Selling Shareholders judgments obtained in Canadian courts predicated on the civil liability provisions of securities legislation. In the event that the Notes or the Warrants are transferred to a transferee, such transferee, as a selling shareholder will be required to appoint Goodmans LLP at 250 Yonge Street, Suite 2400, Toronto, Ontario, M5B 2M6, or another person based in Canada, as its agent for service of process in Canada.
Owning the Common Shares may subject you to tax consequences both in the United States and Canada. The prospectus may not describe these consequences fully. You should consult your own tax advisor with respect to your own particular circumstances.
No underwriter has been involved in the preparation of this prospectus supplement or performed any review of the contents of this prospectus supplement.

Recent Developments
On June 5, 2007, we announced that we provided the TSX with written evidence that holders of more than 50% of our securities are familiar with the terms of the Notes and Warrants and are in favour thereof.
Pursuant to the rules of the TSX, without shareholder approval, we could not issue more than 9,694,832 Common Shares (being 24.9% of the number of Common Shares outstanding, on a non-diluted basis, as at the date of the conditional approval of the private placement by the TSX) upon conversion of the Notes and exercise of the Warrants or give effect to certain adjustment and anti-dilution provisions of the Notes or Warrants that would result in an exercise or conversion price that is less than the “market price” of the Common Shares as such term is defined for the purposes of the rules of the TSX.
In order to benefit from the exemption set forth in the TSX Company Manual from the requirement to hold a special shareholders’ meeting to obtain the required approval, Neurochem has provided the TSX with written evidence that holders of more than 50% of its voting securities are familiar with the terms of the Notes and Warrants, including the provisions that could result in the issuance of Common Shares in excess of the 9,694,832 Common Shares or in the exercise or conversion price of the Warrants or Notes being less than the “market price” of the Common Shares as such term is defined for the purposes of the rules of the TSX and are in favour thereof. Such approval has been effective since June 12, 2007.
We announced on June 18, 2007, that we had given notice of mandatory conversion into Common Shares of the full remaining balance of the Junior Convertible Notes. The Junior Convertible Notes will be converted at a conversion price equal to the lesser of US$12.68 and the arithmetic average of the daily volume-weighted average trading price of the Common Shares on NASDAQ for each of the five days in the five trading day period beginning on June 15, 2007, subject to a minimum conversion price of US$9.00. The actual conversion price is US$9.00.
Since the closing of the private placement of Notes and Warrants on May 2, 2007, US$34,894,000 aggregate principal amount of Junior Convertible Notes have been converted into 3,877,113 Common Shares at a conversion price of US$9.00 (excluding the Common Shares the distribution of which is qualified by this prospectus supplement and the Junior Convertible Notes upon conversion of which such Common Shares are issued). The remaining balance of US$5,106,000 aggregate principal amount of the Junior Convertible Notes will be converted into 567,336 Common Shares at a conversion price of US$9.00.

Selling Shareholders
The Common Shares being offered by the Selling Shareholders set forth in the table below (the “Specified Selling Shareholders”) are those issued upon conversion of the full outstanding principal amount of the Junior Convertible Notes which were issued by the Company pursuant to the Securities Purchase Agreement (as defined in the prospectus). For additional information regarding the issuances of the Senior Convertible Notes, Junior Convertible Notes and Warrants, see “Our Business — Recent Developments — Private Placement of Senior Convertible Notes, Junior Convertible Notes and Warrants” in the prospectus. Except for the ownership of the Senior Convertible Notes, Junior Convertible Notes and the Warrants issued pursuant to the Securities Purchase Agreement, the Specified Selling Shareholders have not had any material relationship with us within the past three years.
The table below lists the Specified Selling Shareholders and other information regarding the beneficial ownership of the Common Shares by them. We have prepared the table based on information provided to us by the Specified Selling Shareholders. The second column lists the number of Common Shares beneficially owned by the Specified Selling Shareholders, based on ownership of Common Shares, Notes and/or Warrants, as of June 20, 2007, taking account of the conversion of the Junior Convertible Notes and assuming conversion of all Senior Convertible Notes not already converted at an assumed conversion price of US$7.1105 and exercise of the Warrants at an assumed exercise price of US$12.68 held by the Specified Selling Shareholders on that date, without regard to any limitations on conversions or exercise.
The third column lists the Common Shares actually being offered by the Specified Selling Shareholders pursuant to, and the distribution of which is qualified by, this prospectus supplement.
The fourth column assumes the sale of all of the Common Shares offered by the Specified Selling Shareholders pursuant to this prospectus supplement.
Under the terms of the Notes and the Warrants, a Selling Shareholders may not convert the Notes or exercise the Warrants to the extent such conversion or exercise would cause such selling shareholder, together with its affiliates and joint actors, to beneficially own a number of Common Shares which would exceed 9.99% (except for Radcliffe SPC, Ltd. and Capital Ventures International for which such number is 4.99%) of our then outstanding Common Shares following such conversion or exercise, excluding for purposes of such determination Common Shares issuable upon conversion of the Notes which have not been converted and upon exercise of the Warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. See “Plan of distribution” in the prospectus.

		Maximum Number of Shares
	Number of Shares	to be Sold Pursuant to this	Number of Shares
Name of Selling Shareholder	Beneficially Owned	Prospectus Supplement	Owned After Offering(1)
Enable Growth Partners LP	1,203,662	151,678	1,051,984
Enable Opportunity Partners LP	159,534	26,767	132,767
Iroquois Master Fund Ltd.	454,924	166,667	288,257
Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio	389,710	222,224	167,486
(1)	This prospectus supplement qualifies the resale of Common Shares issuable upon conversion of the Junior Convertible Notes. If all such Common Shares are sold, the Specified Selling Shareholders will not hold any of our Common Shares. This number represents the number of Common Shares beneficially owned by the Specified Selling Shareholders assuming conversion of all Senior Convertible Notes not already converted at an assumed conversion price of US$7.1105 and exercise of the Warrants at an assumed exercise price of US$12.68, without regard to any limitations on conversions or exercise.

Plan of distribution
The Specified Selling Shareholders are entitled to the benefits of the Registration Rights Agreement, pursuant to which we agreed to file the prospectus as a base shelf prospectus under the Canadian shelf prospectus system and a registration statement including the prospectus with the SEC under the US Securities Act covering resales of Common Shares in Canada and the United States.
This prospectus supplement is be incorporated by reference into the prospectus for the purposes of securities legislation as of the date hereof and only for the purposes of the distribution of the Common Shares to which this prospectus supplement pertains.
We are qualifying the distribution of Common Shares issuable upon conversion of Junior Convertible Notes held by the Specified Selling Shareholders to permit the resale of these Common Shares by the Specified Selling Shareholders from time to time after the date of this prospectus supplement. We will not receive any of the proceeds from the resale by the Specified Selling Shareholders of the Common Shares. We will bear all fees and expenses incidental to our obligation to register the Common Shares.
The Specified Selling Shareholders may sell all or a portion of the Common Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the Common Shares are sold through underwriters or broker-dealers, the Specified Selling Shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The Common Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,
➢	on any Canadian or United States securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

➢	in the over-the-counter market;

➢	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

➢	through the writing of options, whether such options are listed on an options exchange or otherwise;

➢	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

➢	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

➢	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

➢	an exchange distribution in accordance with the rules of the applicable exchange;

➢	privately negotiated transactions;

➢	short sales;

➢	sales pursuant to Rule 144;

➢	broker-dealers may agree with the Specified Selling Shareholders to sell a specified number of such shares at a stipulated price per share;

➢	a combination of any such methods of sale; and

➢	any other method permitted pursuant to applicable law.
If the Specified Selling Shareholders effect such transactions by selling Common Shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Specified Selling Shareholders or commissions from purchasers of the Common Shares for whom they may act as agent or to whom they may sell as principal (which

Plan of distribution

discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the Common Shares or otherwise, the Specified Selling Shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Common Shares in the course of hedging in positions they assume. The Specified Selling Shareholders may also sell Common Shares short and deliver Common Shares covered by this prospectus supplement to close out short positions and to return borrowed shares in connection with such short sales. The Specified Selling Shareholders may also loan or pledge Common Shares to broker-dealers that in turn may sell such shares.
The Specified Selling Shareholders may pledge or grant a security interest in some or all of the Notes or Common Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Common Shares from time to time pursuant to this prospectus supplement or any amendment or supplement to this prospectus supplement under Canadian securities legislation and the US Securities Act, as amended, amending, if necessary, the list of Specified Selling Shareholders to include the pledgee, transferee or other successors in interest as Specified Selling Shareholders under this prospectus supplement. The Specified Selling Shareholders also may transfer and donate the Common Shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus supplement.
The Specified Selling Shareholders and any broker-dealer participating in the distribution of the Common Shares may be deemed to be “underwriters” for the purposes of applicable securities legislation, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under applicable securities legislation. At the time a particular offering of the Common Shares is made, an additional prospectus supplement, if required, will be distributed which will set forth the aggregate amount of Common Shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Specified Selling Shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.
Under the securities laws of some states, the Common Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Common Shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
There can be no assurance that the Specified Selling Shareholders will sell any or all of the Common Shares registered pursuant to the shelf registration statement, of which the prospectus forms a part.
The Specified Selling Shareholders and any other person participating in such distribution will be subject to applicable provisions of Canadian securities legislation and the Securities Exchange Act, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Securities Exchange Act, which may limit the timing of purchases and sales of any of the Common Shares by the Specified Selling Shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the Common Shares to engage in market-making activities with respect to the Common Shares. All of the foregoing may affect the marketability of the Common Shares and the ability of any person or entity to engage in market-making activities with respect to the Common Shares.
We will pay all expenses of the registration of the Common Shares pursuant to the Registration Rights Agreement, estimated to be CDN$125,000 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the Specified Selling Shareholders will pay all underwriting discounts and selling commissions, if any. We have agreed to indemnify the Specified Selling Shareholders against liabilities, including some liabilities under Canadian securities legislation and the US Securities Act, in accordance with the Registration Rights Agreement, or the Specified Selling Shareholders may be entitled to contribution. The Specified Selling Shareholders have agreed to indemnify us against civil liabilities, including liabilities under Canadian securities legislation and the US Securities Act, that may arise from any written information furnished to us by the Specified Selling Shareholders specifically for use in this prospectus supplement, in accordance with the Registration Rights Agreement, or we may be entitled to contribution.

Plan of distribution

Once sold under the shelf registration statement, of which the prospectus forms a part, the Common Shares will be freely tradable in the hands of persons other than our affiliates.
No underwriter or dealer involved in an “at the market distribution” as defined under applicable Canadian securities legislation, no affiliate of such an underwriter or dealer and no person acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, Common Shares in connection with the distribution to effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares.
In connection with any distribution of the Common Shares, other than an “at the market distribution”, the underwriters, if any, may allot or effect transactions which stabilize or maintain the market price of the Common Shares offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.
Our Common Shares are listed on the TSX and NASDAQ.